SECURITIES AND EXCHANGE COMMISSION
                    "Washington, D.C. 20549"

                         SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                      (Amendment No. )*

               "Name of Issuer:  Health Care & Retirement Corp., Delaware"

     "     Title of Class of Securities:  Class A Common Stock,    Par   $.01"

                     CUSIP Number:  421937 10 3


Check the following box if a fee is being paid with this statement [ X ].
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's "initial filing on this form with respect to the subject class of securities, " and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be "deemed to be ""filed"" for the purpose of Section 18 of the Securities Exchange "
"Act of 1934 (""Act"") or otherwise subject to the liabilities of that section of "
"the Act but shall be subject to all other provisions of the Act (however, see " the Notes).



 CUSIP No. 421937 10 3          13G


   1.  NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Firstar Investment Research & Management Company
39-1357350

   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                  (a) [   ]
                                                  (b) [ X ]

   3.  SEC USE ONLY


   4.  CITIZENSHIP OR PLACE OF ORGANIZATION

     State of organization:  Wisconsin

     NUMBER OF       5.  SOLE VOTING POWER

     "SHARES          1,006,300"

       BENEFICIALLY  6.  SHARED VOTING POWER

     OWNED BY                    913,700

       EACH  7.  SOLE DISPOSITIVE POWER

     "REPORTING               1,101,300"

      PERSON 8.  SHARED DISPOSITIVE POWER

       WITH          913,700


   9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     "2,015,000 Shares"

   10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

     [  ]

   11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     6.3%

   12. TYPE OF REPORTING PERSON*

     HC


   Item 1(a).   Name of Issuer:

          "Health Care & Retirement Corp. , Delaware"


   Item 1(b).   Address of Issuer's Principal Executive Offices:

          One SeaGate
          "Toledo,  OH  43604-2616"


   Item 2(a).   Name of Person Filing:

          Firstar Investment Research & Management Company


"   Item 2(b).   Address of Principal Business Office or, if none,"
            Residence:

          777 E. Wisconsin Avenue
          "Milwaukee, Wisconsin  53202"


   Item 2(c).   Citizenship:

          State of organization:  Wisconsin


   Item 2(d).   Title of Class of Securities:

          "Common Stock, Par  $.01"


   Item 2(e).   CUSIP Number:

          421937  10 3


"   Item 3.      If this statement is filed pursuant to Rules 13d-1(b), or "
          "13d-2(b), check whether the person filing is a:"

          (a)     [ ]     Broker or Dealer registered under section 15 of the
Act

          (b)     [ ]     Bank as defined in section 3(a)(6) of the Act

          (c)     [ ]     Insurance Company as defined in section 3(a)(19) of
the
               Act

          (d)     [ ]     Investment Company registered under section 8 of the
               Investment Company Act

          (e)     [X]     Investment Adviser registered under section 203 of the
               Investment Advisers Act of 1940

          "(f)     [ ]     Employee Benefit Plan, Pension Fund which is subject
to "
               the provisions of the Employee Retirement Income
               Security Act of 1974 or Endowment Fund; see
                  240.13d-1(b)(1)(ii)(F)

          "(g)     [ ]     Parent Holding Company, in accordance with "
               240.13d-1(b)(ii)(G) (Note: See Item 7)

          "(h)     [ ]     Group, in accordance with 240.13d-1(b)(1)(ii)(H)"



   Item 4.      Ownership:

          "(a)     Amount Beneficially Owned as of December 31, 1993:"

               "2,015,000 shares"

          (b)     Percent of Class:

               6.3%

          (c)     Number of Shares as to which such person has:

               (i)     sole power to vote or to direct the vote:

                    "1,006,300 shares"

               (ii)    shared power to vote or to direct the vote:

                    913,700 shares

               (iii)      sole power to dispose or to direct the
                  disposition of:

                    "1,101,300 shares"

               (iv)    shared power to dispose or to direct the
                  disposition of:

                    913,700 shares


   Item 5.      Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial "owner of more than five percent of the class of securities, check " the following [].

   Item 6.      Ownership of More than Five Percent on Behalf of Another Person.


          Other persons are known to have the right to receive or the power
          "to direct the receipt of dividends from, or the proceeds from the "
     "       sale of, shares beneficially owned by the filing person.  Except "
     "       for any person identified immediately below, such rights do not "
            extend to shares constituting more than 5% of the class.


          None


 Item 7.        Identification and Classification of the Subsidiary Which
Acquired
     the Security Being Reported on By the Parent Holding Company.


   Item 8.      Identification and Classification of Members of the Group.


          Not Applicable



   Item 9.      Notice of Dissolution of Group.


            Not Applicable



   Item 10.     Certification.


     "By signing below I certify that, to the best of my knowledge and " "belief, the securities referred to above were acquired in the ordinary course " of business and were not acquired for the purpose and do not have the effect of changing or influencing control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


      Signature.

     "After reasonable inquiry and to the best of my knowledge and belief, I " "certify that the information set forth in this statement is true, complete and "
correct.




"   Date:  February 10, 1994"

   FIRSTAR  INVESTMENT RESEARCH & MANAGEMENT COMPANY





   By: /S/  Ronald L. Lewis


   Name/Title:  Ronald L. Lewis
          Vice President  and Secretary


   Exhibit to Item 7:   Identification and Classification of Subsidiaries

          "Firstar Bank Madison, N.A.                      - BK"
          Firstar Corporation of Iowa
          "Firstar Bank Cedar Rapids, N.A.                 - BK"
          Firstar Trust Company                           - BK
          Firstar Investment Research and
               Management Company                      - IA